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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                           SUN ENERGY PARTNERS, L.P.
                              (NAME OF THE ISSUER)

                           SUN ENERGY PARTNERS, L.P.

                             KERR-MCGEE CORPORATION
                          KERR-MCGEE L.P. CORPORATION
                         KERR-MCGEE ENERGY CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                                DEPOSITARY UNITS
                         (TITLE OF CLASS OF SECURITIES)

                                   866719107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                          RUSSELL G. HORNER, JR., ESQ.
                     SENIOR VICE PRESIDENT, GENERAL COUNSEL
                            AND CORPORATE SECRETARY
                             KERR-MCGEE CORPORATION
                           123 ROBERT S. KERR AVENUE
                         OKLAHOMA CITY, OKLAHOMA 73102
                           TELEPHONE: (405) 270-1313
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                    COPY TO:

                              DAVID CHAPNICK, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000
                            ------------------------

THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ]  A tender offer.

d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                           CALCULATION OF FILING FEE
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
                TRANSACTION VALUATION                                   AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------------
                     $34,094,812*                                            $6,818.96
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:    $6,818.96
  Form or Registration No.:  Preliminary Schedule 14C
  Filing Party:              Sun Energy Partners, L.P.
  Date Filed:                March 26, 1999

---------------
* For purposes of calculation of the filing fee only. The amount assumes 7,543,100 limited partnership units, representing all limited partnership units other than limited partnership units owned by Kerr-McGee Corporation and its affiliates, will be converted into the right to receive $4.52 per unit in cash.
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

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 relates to the merger of Sun Energy Partners, L.P., a Delaware limited partnership ("Sun Energy Partners"), with Kerr-McGee Energy Corporation, a Delaware corporation ("Kerr-McGee Energy") and a wholly owned subsidiary of Kerr-McGee L.P. Corporation. Kerr-McGee L.P. Corporation is a Delaware corporation and a wholly owned subsidiary of Kerr-McGee Corporation, a Delaware corporation ("Kerr-McGee Corporation").

     On March 9, 1999, Sun Energy Partners and Kerr-McGee Energy entered into an Agreement and Plan of Merger, pursuant to which Sun Energy Partners will be merged with Kerr-McGee Energy and holders of limited partnership units (other than Kerr-McGee Corporation and its affiliates) will receive $4.52 per unit in cash, without interest. A copy of the Agreement and Plan of Merger is attached as Appendix A to the Information Statement filed by Sun Energy Partners with the Securities and Exchange Commission on the date hereof pursuant to Regulation 14C under the Securities Exchange Act of 1934. A copy of the Information Statement is attached hereto as Exhibit (d).

     The information set forth in the Information Statement is incorporated in its entirety by reference. The following is a summary cross-reference sheet pursuant to General Instruction F of Schedule 13E-3, showing the location in the Information Statement of the information required by Schedule 13E-3.

              SCHEDULE 13E-3 ITEM                            CAPTION IN INFORMATION STATEMENT
              -------------------                            --------------------------------
Item 1.   Issuer and Class of Security Subject
            to the Transaction
          (a), (b)                                    Cover Page and "Introduction"
          (c), (d)                                    "Price Range of Depositary Units; Cash
                                                      Distributions"
          (e)                                         Not applicable
          (f)                                         "Introduction" and "Special
                                                      Factors -- Background"
Item 2.   Identity and Background
          (a)-(d); (g)                                Cover Page; "Available Information";
                                                      "Introduction" and Schedule 1
          (e), (f)                                    None
Item 3.   Past Contacts, Transactions or
            Negotiations
          (a), (b)                                    "Special Factors -- Background"; "Special
                                                      Factors -- Purpose and Structure of the Merger"
                                                      and "Certain Contacts and Transactions with
                                                      Affiliates"
Item 4.   Terms of the Transaction
          (a), (b)                                    Cover Page; "Introduction" and "The Merger"
Item 5.   Plans or Proposals of the Issuer or
            Affiliate
          (a)-(e)                                     "Special Factors -- Purpose and Structure of
                                                      the Merger"
          (f)-(g)                                     "Special Factors -- Effect of the Merger on the
                                                      Market for Units; NYSE Listing and Securities
                                                      Exchange Act Registration"
Item 6.   Source and Amounts of Funds or Other
            Considerations
          (a)                                         "Special Factors -- Financing of the Merger"
          (b)                                         "Fees and Expenses"
          (c), (d)                                    Not applicable
Item 7.   Purpose(s), Alternatives, Reasons and
            Effects
          (a)                                         "Introduction"; "Special
                                                      Factors -- Background"; "Special
                                                      Factors -- Purpose and Structure of the Merger"
                                                      and "Special Factors -- Reasons for the Merger"
          (b)                                         "Special Factors -- Alternative Transactions
                                                      Considered"
          (c)                                         "Introduction"; "Special
                                                      Factors -- Background"; "Special
                                                      Factors -- Purpose and Structure of the
                                                      Merger"; "Special Factors -- Reasons for the
                                                      Merger"; "Special Factors -- Alternative
                                                      Transactions Considered" and "Special
                                                      Factors -- Fairness of the Merger"
          (d)                                         "Introduction"; "Special
                                                      Factors -- Background"; "Special
                                                      Factors -- Purpose and Structure of the
                                                      Merger"; "Special Factors -- Alternative
                                                      Transactions

              SCHEDULE 13E-3 ITEM                            CAPTION IN INFORMATION STATEMENT
              -------------------                            --------------------------------
Item 8.   Fairness of the Transaction
          (a)-(b)                                     "Special Factors -- Background"; "Special
                                                      Factors -- Terms of the Merger; Conflicts of
                                                      Interest"; "Special Factors -- Fairness of the
                                                      Merger" and "Special Factors -- Opinion of
                                                      Financial Advisor to the Board of Directors of
                                                      Kerr-McGee Corporation"
          (c)                                         "Special Factors -- Fairness of the Merger"
          (d)                                         "Special Factors -- Terms of the Merger;
                                                      Conflicts of Interest" and "Special
                                                      Factors -- Fairness of the Merger"
          (e)                                         "Special Factors -- Background"; "Special
                                                      Factors -- Terms of the Merger; Conflicts of
                                                      Interest" and "Special Factors -- Fairness of
                                                      the Merger"
          (f)                                         Not applicable
Item 9.   Reports, Opinion, Appraisals and
            Certain Negotiations
          (a)                                         "Special Factors -- Background" and "Special
                                                      Factors -- Opinion of Financial Advisor to the
                                                      Board of Directors of Kerr-McGee Corporation"
          (b)                                         "Special Factors -- Opinion of Financial
                                                      Advisor to the Board of Directors of Kerr-McGee
                                                      Corporation"
Item 10.  Interest in Securities of the Issuer
          (a), (b)                                    "Introduction" and "Special
                                                      Factors -- Background"
Item 11.  Contracts, Arrangements or                  "The Merger"
            Understandings with Respect to the
            Issuer's Securities
Item 12.  Present Intention and Recommendation
            of Certain Persons with Regard to
            the Transaction
          (a), (b)                                    "Special Factors -- Background" and "Special
                                                      Factors -- Purpose and Structure of the Merger"
Item 13.  Other Provisions of the Transaction
          (a)                                         "Special Factors -- No Appraisal Rights"
          (b)                                         "Special Factors -- Other Unit Holder Rights"
          (c)                                         Not applicable
Item 14.  Financial Information
          (a)                                         "Selected Financial Data -- Sun Energy
                                                      Partners" and Parts II [and III] to Information
                                                      Statement
          (b)                                         Not applicable

              SCHEDULE 13E-3 ITEM                            CAPTION IN INFORMATION STATEMENT
              -------------------                            --------------------------------
Item 15.  Persons and Assets Employed, Retained
            or Utilized
          (a), (b)                                    Not applicable
Item 16.  Additional Information                      Information Statement in its entirety
Item 17.  Material to be filed as Exhibits
          (a), (e), (f)                               Not applicable
          (b)                                         Appendix B
          (c)                                         Appendix A
          (d)                                         Information Statement in its entirety

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

     (a), (b) The information set forth on the cover page and under "Introduction" in the Information Statement is incorporated herein by reference.

     (c), (d) The information set forth under "Price Range of Depositary Units; Cash Distributions" in the Information Statement is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth under "Introduction" and "Special
Factors -- Background" in the Information Statement is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(d), (g) The information set forth on the cover page and under "Available Information"; "Introduction"; and Schedule 1 in the Information Statement is incorporated herein by reference.

     (e), (f) During the last 5 years, none of Kerr-McGee Corporation, Kerr-McGee L.P., Kerr-McGee Energy, and Sun Energy Partners, nor, to the best knowledge of Kerr-McGee Corporation, Kerr-McGee L.P. and Kerr-McGee Energy, any of the persons listed in Schedule 1 to the Information Statement (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

     (a), (b) The information set forth under "Special Factors -- Background"; "Special Factors -- Purpose and Structure of the Merger" and "Certain Contacts and Transactions with Affiliates" in the Information Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

     (a), (b) The information set forth on the cover page and under "Introduction" and "The Merger" in the Information Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE


     (a)-(e) The information set forth under "Special Factors -- Purpose and Structure of the Merger" in the Information Statement is incorporated herein by reference.



     (f)-(g) The information set forth under in "Special Factors -- Effect of the Merger on the Market for Units; NYSE Listing and Securities Exchange Act Registration" in the Information Statement is incorporated herein by reference.

              SCHEDULE 13E-3 ITEM                            CAPTION IN INFORMATION STATEMENT
              -------------------                            --------------------------------
Item 15.  Persons and Assets Employed, Retained
            or Utilized
          (a), (b)                                    Not applicable
Item 16.  Additional Information                      Information Statement in its entirety
Item 17.  Material to be filed as Exhibits
          (a), (e), (f)                               Not applicable
          (b)                                         Appendix B
          (c)                                         Appendix A
          (d)                                         Information Statement in its entirety

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

     (a), (b) The information set forth on the cover page and under "Introduction" in the Information Statement is incorporated herein by reference.

     (c), (d) The information set forth under "Price Range of Depositary Units; Cash Distributions" in the Information Statement is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth under "Introduction" and "Special
Factors -- Background" in the Information Statement is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(d), (g) The information set forth on the cover page and under "Available Information"; "Introduction"; and Schedule 1 in the Information Statement is incorporated herein by reference.

     (e), (f) During the last 5 years, none of Kerr-McGee Corporation, Kerr-McGee L.P., Kerr-McGee Energy, and Sun Energy Partners, nor, to the best knowledge of Kerr-McGee Corporation, Kerr-McGee L.P. and Kerr-McGee Energy, any of the persons listed in Schedule 1 to the Information Statement (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

     (a), (b) The information set forth under "Special Factors -- Background"; "Special Factors -- Purpose and Structure of the Merger" and "Certain Contacts and Transactions with Affiliates" in the Information Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

     (a), (b) The information set forth on the cover page and under "Introduction" and "The Merger" in the Information Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE


     (a)-(e) The information set forth under "Special Factors -- Purpose and Structure of the Merger" in the Information Statement is incorporated herein by reference.



     (f)-(g) The information set forth under in "Special Factors -- Effect of the Merger on the Market for Units; NYSE Listing and Securities Exchange Act Registration" in the Information Statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     (a) The information set forth under "Special Factors -- Financing of the Merger" in the Information Statement is incorporated herein by reference.

     (b) The information set forth under "Fees and Expenses" in the Information Statement is incorporated herein by reference.

     (c), (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS


     (a) The information set forth under "Introduction"; "Special
Factors -- Background"; "Special Factors -- Purpose and Structure of the Merger" and "Special Factors -- Reasons for the Merger" in the Information Statement is incorporated herein by reference.



     (b) The information set forth under "Special Factors -- Alternative Transactions Considered" in the Information Statement is incorporated herein by reference.



     (c) The information set forth under "Introduction"; "Special
Factors -- Background"; "Special Factors -- Purpose and Structure of the Merger"; "Special Factors -- Reasons for the Merger"; "Special
Factors -- Alternative Transactions Considered"; and "Special
Factors -- Fairness of the Merger" in the Information Statement is incorporated herein by reference.



     (d) The information set forth under "Introduction"; "Special
Factors -- Background"; "Special Factors -- Purpose and Structure of the Merger"; "Special Factors -- Alternative Transactions Considered"; "Special Factors -- Fairness of the Merger"; "Special Factors -- Effect of the Merger on the Market for Units; NYSE Listing and Securities Exchange Act Registration"; "Special Factors -- Material Federal Income Tax Consequences" and "The
Merger -- Effects of the Merger" in the Information Statement is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION


     (a)-(b) The information set forth under "Special Factors -- Background"; "Special Factors -- Terms of the Merger; Conflicts of Interest"; "Special Factors -- Fairness of the Merger" and "Special Factors -- Opinion of Financial Advisor to the Board of Directors of Kerr-McGee Corporation" in the Information Statement is incorporated herein by reference.



     (c) The information set forth under "Special Factors -- Fairness of the Merger" in the Information Statement is incorporated herein by reference.



     (d) The information set forth under "Special Factors -- Terms of the Merger; Conflicts of Interest" and "Special Factors -- Fairness of the Merger" in the Information Statement is incorporated herein by reference.



     (e) The information set forth under "Special Factors -- Background"; "Special Factors -- Terms of the Merger; Conflicts of Interest" and "Special Factors -- Fairness of the Merger" in the Information Statement is incorporated herein by reference.



     (f) Not applicable.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS


     (a) The information set forth under "Special Factors -- Background" and "Special Factors -- Opinion of Financial Advisor to the Board of Directors of Kerr-McGee Corporation" in the Information Statement is incorporated herein by reference.



     (b)-(c) The information set forth under "Special Factors -- Opinion of Financial Advisor to the Board of Directors of Kerr-McGee Corporation" in the Information Statement is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER

     (a), (b) The information set forth under "Introduction" and "Special Factors -- Background" in the Information Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

     The information set forth under "The Merger" in the Information Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

     (a), (b) The information set forth under "Special Factors -- Background" and "Special Factors -- Purpose and Structure of the Merger" in the Information Statement is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION

     (a) The information set forth under "Special Factors -- No Appraisal Rights" in the Information Statement is incorporated herein by reference.

     (b) The information set forth under "Special Factors -- Other Unit Holder Rights" in the Information Statement is incorporated herein by reference.

     (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION


     (a) The information set forth under "Selected Financial Data -- Sun Energy Partners" in the Information Statement, in Sun Energy Partners' Annual Report on Form 10-K for the year ended December 31, 1998, which is Part II in the Information Statement[, and in Sun Energy Partners' Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, which is Part III to the Information Statement], is incorporated herein by reference.


     (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

     (a), (b) Not applicable.

ITEM 16.  ADDITIONAL INFORMATION

     The information set forth in the Information Statement is incorporated herein by reference in its entirety.

ITEM 17.  MATERIALS TO BE FILED AS EXHIBITS

     (a)    Not applicable.

     (b)(1) Opinion of Lehman Brothers Inc. (included as Appendix B to Exhibit
            (d)).


   *(b)(2) Lehman Brothers Inc. Presentation to the Board of Directors of
           Kerr-McGee Corporation on March 9, 1999


     (c) Agreement and Plan of Merger dated as of March 9, 1999 between Sun Energy Partners, L.P. and Kerr-McGee Energy Corporation (included as Appendix A to Exhibit (d)).

     (d)    Information Statement of Sun Energy Partners, L.P. dated
            [               ], 1999.

     (e)    Not applicable.

     (f)    Not applicable.
---------------
* Previously filed.

                                   SIGNATURES

     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          KERR-MCGEE CORPORATION

                                          By: /s/ TOM J. MCDANIEL

                                            ------------------------------------
                                            Name: Tom J. McDaniel
                                            Title:  Vice Chairman

                                          KERR-MCGEE L.P. CORPORATION

                                          By: /s/ RUSSELL G. HORNER, JR.

                                            ------------------------------------
                                            Name: Russell G. Horner, Jr.
                                            Title:  Vice President

                                          KERR-MCGEE ENERGY CORPORATION

                                          By: /s/ RUSSELL G. HORNER, JR.

                                            ------------------------------------
                                            Name: Russell G. Horner, Jr.
                                            Title:  Vice President

                                          SUN ENERGY PARTNERS, L.P.

                                          By: Kerr-McGee Corporation, its
                                              managing
                                            general partner

                                            By: /s/ TOM J. MCDANIEL

                                              ----------------------------------
                                              Name: Tom J. McDaniel
                                              Title:  Vice Chairman


May 3, 1999